FOR IMMEDIATE RELEASE
Date: October 18, 2004
Contact: Donald F. Holt, EVP/CFO
(717) 920-5801, Fax (717) 920-1683

COMMUNITY BANKS, INC. REPORTS EARNINGS

Harrisburg, PA- Community Banks, Inc. ("Community") (Listed on Nasdaq: CMTY), today reported higher earnings for the third quarter and the first nine months of 2004. Earnings per share for the third quarter reached $0.45, a 10% increase over the $0.41 recorded in the third quarter of 2003. Net income for the quarter rose to $5.6 million versus $5.1 million in the third quarter of the previous year, a quarter-to-quarter increase of almost 10%. Return on average assets and return on average equity reached 1.15% and 15.84%, respectively, for the three month period ended September 30, 2004.

For the first nine months of 2004, earnings grew at a slightly less vigorous pace than the quarterly comparisons. Earnings per share grew to $1.29 for the first three quarters of 2004 compared to $1.22 in the same period of 2003, an increase of almost 6%. Net income for the period grew to $16.3 million compared to $15.2 million in 2003.

Results during the third quarter continued to reflect many of the positive trends that have influenced performance throughout the first half of 2004. Loan and deposit growth patterns have remained consistently strong throughout the year. During the third quarter, average loans grew by 14.5%, to almost $1.2 billion, while average deposits grew by 9.7% to over $1.3 billion. Earnings for the third quarter were also favorably affected by a one-time gain of approximately $725,000 from the sale of the credit card portfolio, which is included in other income. Community will continue to provide credit card services to its customer base, but will no longer retain the credits within its loan portfolio. On a comparative basis with the third quarter of 2003, the credit card gain served to offset declines in gains from security sales and reduced fees from mortgage brokerage and title insurance activities. Declines in refinancing activity have influenced the reductions in related mortgage and title insurance income.

Financial performance also continues to be favorably impacted by the overall quality of the loan portfolio. Despite the rapid growth in loan balances, asset quality measures continue to improve as evidenced by modest charge-offs, improved coverage, and low levels of problem credits. These trends have precluded the need for substantial increases in loan loss provisions, despite the influence of the brisk expansion in loan volume.

"We are gratified by the relative strength and resilience within our core market economies, particularly in this uncertain national climate." said Eddie L. Dunklebarger, Chairman and CEO. "We are especially pleased with the sustainability of our growth trends in the commercial and consumer lending areas, and by the expanding role played by CommunityBanks in serving our customer base", he added.

The record low level of interest rates continues to moderate growth in net interest income, defined as the difference between interest received from loans and investments, and the interest paid on deposits and borrowings. Performance in this vital area, the largest source of revenue for banks, was constricted through much of 2003 due to declining interest rates. Increases in the volume of activity during 2004 have mitigated the adverse impact of the extended low interest rate environment. Interest spreads appear to have stabilized, resulting in steady, but modest improvements in net interest income. Additionally, revenues from fee-based services augmented the growth in net interest income and included increased fees from the sales of annuities, brokerage products, and deposit fees from overdraft privilege services. At the same time, more recent expense trends suggested the potential for a more moderate growth rate for core operating expenses. Higher expense growth in the first half of 2004 had been influenced by acquisitions which occurred in 2003 and by planned increases in marketing expenditures. Third quarter expenses in 2004 actually declined from the second quarter of the year, including reduced salary and marketing costs.

The CommunityBanks franchise stretches from the Poconos in the northeast portion of Pennsylvania, through the heart of central Pennsylvania and across the Maryland border. The Company now operates 47 banking offices, which are augmented by integrated specialty services locations. Progress is being made on three new locations, expected to open later in 2004 or early 2005 in the central Pennsylvania market in Hershey, Lemoyne, and Spring Grove. Current expansion plans also include office locations on Ritner Highway and on Walnut Bottom Road in the greater Carlisle, Pennsylvania, market.

This press release contains "forward looking" information as defined by the Private Securities Litigation Reform Act of 1995, which is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.


Community Banks, Inc.

Selected Financial Information
(Dollars in thousands, except per share data)


	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Consolidated summary of operations:				
Interest income	$ 25,227	$ 23,769	$ 74,089	$ 71,263
Interest expense	10,934	10,520	32,153	31,923
Net interest income	14,293	13,249	41,936	39,340
Provision for loan losses	750	900	2,350	1,900
Net interest income after provision for loan losses	13,543	12,349	39,586	37,440
Non-interest income:				
Investment management and trust services	443	292	1,119	942
Service charges on deposit accounts	1,996	1,350	5,108	3,686
Other service charges, commissions, and fees	888	799	2,565	2,329
Investment security gains	108	302	2,284	1,849
Insurance premium income and commissions	708	819	2,387	2,077
Mortgage banking activities	558	936	2,013	1,807
Earnings on investment in life insurance	433	372	1,210	1,144
Other	878	636	1,105	1,078
Total non-interest income	6,012	5,506	17,791	14,912
Non-interest expenses:				
Salaries and employee benefits	6,975	6,623	20,851	18,799
Net occupancy	1,962	1,820	5,990	5,364
Marketing expense	611	412	1,900	1,497
Telecommunications expense	318	425	979	952
Other	2,664	2,298	7,655	7,144
Total non-interest expenses	12,530	11,578	37,375	33,756
Income before income taxes	7,025	6,277	20,002	18,596
Income taxes	1,379	1,130	3,744	3,372
Net income	$ 5,646	$ 5,147	$ 16,258	$ 15,224
Net loan charge-offs	$ 608	$ 382	$ 1,092	$ 803
Net interest margin (FTE)	3.43%	3.44%	3.42%	3.55%
Efficiency ratio	59.29%	59.33%	60.66%	59.81%
Return on average assets	1.15%	1.12%	1.12%	1.15%
Return on average stockholders' equity	15.84%	14.95%	15.10%	15.12%
Return on average realized equity [2]	15.70%	15.65%	15.41%	16.00%
Consolidated per share data: [1]				
Basic earnings per share	$ 0.46	$ 0.42	$ 1.33	$ 1.25
Diluted earnings per share	$ 0.45	$ 0.41	$ 1.29	$ 1.22
Book value at end of period	$ 12.26	$ 11.25	$ 12.26	$ 11.25
Realized book value at end of period [2]	$ 11.85	$ 10.89	$ 11.85	$ 10.89

Community Banks, Inc.

Selected Financial Information
(Dollars in thousands, except per share data)

Consolidated balance sheet data:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Average total loans	$ 1,175,562	$ 1,026,429	$ 1,138,093	$ 973,752
Average earning assets	1,845,219	1,714,278	1,827,616	1,666,658
Average assets	1,957,935	1,815,701	1,935,715	1,766,303
Average deposits	1,313,373	1,196,865	1,293,105	1,165,015
Average stockholders' equity	141,808	136,576	143,815	134,622
Average diluted shares outstanding [1]	12,508,000	12,501,000	12,582,000	12,448,000

	September 30, 2004	December 31, 2003	September 30, 2003	9/30/2004 vs. 9/30/2003 % Change
Assets	$ 1,955,811	$ 1,861,063	$ 1,816,477	8%
Total loans	1,188,280	1,078,611	1,068,967	11%
Deposits	1,320,476	1,230,685	1,210,632	9%
Stockholders' equity [2]	144,369	136,810	132,259	9%
Accumulated other comprehensive income	5,050	6,596	4,451	13%
Diluted shares outstanding [1]	12,516,000	12,666,000	12,539,000	---%
Non-accrual loans	$ 5,990	$ 8,151	$ 11,310	(47)%
Foreclosed real estate	2,203	4,865	572	285%
Total non-performing assets	8,193	13,016	11,882	(31)%
Accruing loans 90 days past due	16	90	71	(77)%
Total risk elements	$ 8,209	$ 13,106	$ 11,953	(31)%
Allowance for loan losses	$ 14,436	$ 13,178	$ 13,440	7%

Asset quality ratios:

Allowance for loan losses to total loans outstanding	1.21%	1.22%	1.26%	
Allowance for loan losses to non-accrual loans	241%	162%	119%	
Non-accrual loans to total loans outstanding	0.50%	0.76%	1.06%	
Non-performing assets to total assets	0.42%	0.70%	0.66%	

[1] Per share data reflects stock splits and stock dividends
[2] Excludes accumulated other comprehensive income